CREDIT SUISSE OPPORTUNITY FUNDS

One Madison Avenue

New York, New York 10010

August 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Credit Opportunity Funds has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR/A for the fiscal year ended October 31, 2013, which was filed with the U.S. Securities and Exchange Commission on August 20, 2014.

Very truly yours,

CREDIT SUISSE OPPORTUNITY FUNDS

By:	/s/Karen Regan
Name:	Karen Regan
Title:	Secretary